Exhibit 99.1

March 25, 2010

Brewing Ventures LLC

c/o Steven J. Wagenheim

GRANITE CITY FOOD & BREWERY LTD.

5402 Parkdale Drive, Suite 101

St. Louis Park, MN

Re:                             Distribution of my Interest in Brewing Ventures LLC

Dear Steve:

Because my directorship with Granite City Food & Brewery Ltd (“GCFB”) has ended, I have requested that Brewing Ventures LLC (“Brewing Ventures”) distribute to me, shares of GCFB stock owned by Brewing Ventures equivalent to my pro-rata interest therein.  I therefore request that you redeem my interest in Brewing Ventures and distribute to me, my pro-rata percentage of the GCFB shares, equaling 69,271 shares of GCFB common stock (the “Shares”).  I acknowledge that Brewing Ventures has a major economic stake in GCFB.  In consideration of this agreement, I acknowledge and agree that:

1.             The redemption of my interest in Brewing Ventures and distribution of the Shares is subject to approval of the Board of Governors and the members of Brewing Ventures.

2.             I agree that if the redemption of my interest in Brewing Ventures is approved by the Board of Governors and the Members thereof, I will limit my sales of the shares to 11,545 Shares in any one month.  This is to minimize the impact of my sales on the market for GCFB stock.

3.             I hereby resign as a governor and from any manager position I may have with Brewing Ventures.

4.             I agree to indemnify and hold Brewing Ventures, its governors, managers and members (each an “Indemnified Person”), harmless from any liability or other cost or expense (including reasonable attorneys’ fees) incurred in connection with the distribution of the Shares to me and my ultimate sale or disposition of the Shares; provided, however, in no event will I be obligated to indemnify any Indemnified Person to the extent that such liability, cost or expense is found by a court of competent jurisdiction in a judgment which has become final and is not subject to appeal or review to have resulted from such person’s bad faith, gross negligence or willful misconduct.  I release Brewing Ventures, its governors, managers and members, from and against any claims, liabilities or causes of action, known or unknown, that I may have now or in the future arising out of or in connection with my membership in Brewing Ventures and agree to indemnify and hold them harmless from any liability, cost or expense (including reasonable attorneys’ fees) arising out of this Agreement or my obligations hereunder.

5.             As a further condition to the release of the Shares to me, I advise you that:  (a) I have no claim against GCFB and will not assert a claim against GCFB, arising out of my resignation as a director; (b) I hereby release GCFB, which shall be deemed a third party beneficiary of this agreement, from any and all claims, liabilities, causes of action known or unknown, that I may have now or in the future arising out of my interests therein as a shareholder or my directorship with GCFB; provided, however, that this release does not release or waive any claim or right I may have to indemnification under Section 322B.699 of the Minnesota Limited Liability Company Act.

6.             I have not received or relied upon or received any legal or tax advice from Briggs and Morgan P.A., other than advice from that firm on behalf of GCFB that the Shares will constitute “restricted securities” as that term is defined under federal securities laws and that my resale of such securities must comply with applicable rules and regulations under such laws and, in particular, SEC Rule 144.  I have consulted with my own counsel in connection with this Agreement and the other agreements contemplated hereby and acknowledge that Briggs and Morgan, P.A. has not represented or advised me in connection with the transactions contemplated hereby.

7.             I acknowledge that Brewing Ventures has incurred and will incur expense in connection with my request for a distribution and the actual distribution of the Shares to me, including reasonable legal fees.  I also acknowledge that Brewing Ventures has agreed to reimburse GCFB for any expenses that it incurs as a result of the transaction contemplated hereby.  I agree to reimburse Brewing Ventures in full for any and all of such expenses.

8.             If the redemption of my interest and the distribution of the Shares as described above is not approved by the Board of Governors and Members of Brewing Ventures, this agreement shall be null and void.

9.             I agree to cooperate with Brewing Ventures and GCFB and execute such additional documents as may be reasonably required or appropriate to accomplish the distribution to me of the Shares.

Very truly yours,

/s/ Arthur E. Pew, III